Exhibit (a)(1)(J)
SCRIPT OF TELEPHONIC REMINDER REGARDING ELECTION FORM DUE DATE
     Good [Morning/Afternoon]. This is [___] from the ACS [Treasury/Legal] Department. I am calling to make sure that you received the package of documents relating to ACS’ offer to amend your stock option grants that may be subject to unfavorable tax consequences. Please take some time to review the documentation and consider whether you should submit your Election Form. To participate in this offer, your properly completed and submitted Election Form must be received by ACS by 4:00 p.m. Dallas, Texas time on July 17, 2007. If you are uncertain of the consequences of not returning a properly completed Election Form prior to that deadline, then you should review Question 23 and Section 14 of the Offer to Amend for the impact of that decision. If you have any questions, please call Emma Berry at 214.841.8356 or Kim Watson at 214.841.6286.